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November 16, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Michael Purcell, Staff Attorney

Re:	Frontline Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed November 1, 2022 File No. 333-267407
Dear Mr. Purcell:
This letter is being furnished on behalf of Frontline Ltd. (the “Company”) in response to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated November 15, 2022 (the “Comment Letter”) with respect to the Amendment No. 1 to Registration Statement on Form F-4 filed by the Company on November 1, 2022 (the “Registration Statement”).
In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (the “Amendment”) together with this response letter.
The text of the Staff comments has been included in this letter in bold and the numbered paragraph correspond to the numbered paragraph in the Comment Letter. The Company’s response is set forth below under the numbered comment. Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

U.S. Securities and Exchange Commission
November 15, 2022

Amendment No. 1 to Form F-4
Taxation
Material Tax Consequences of the Redomiciliation, page 108
1.
We note your disclosure that in relation to Cyprus tax law provisions, no taxing circumstances arise at the time of the Redomiciliation of Frontline (Cyprus) and, consequently, no tax liabilities arise as a result of any provision under Cyprus tax law. However, we note that your Cyprus tax opinion filed in Exhibit 8.2 provides that the statements under the captions “Material Tax Consequences of the Redomiciliation” and “Taxation—Cyprus Taxation" is "accurate in all material respects." This statement fails to identify the specific tax issue on which counsel is opining. Please have your Cyprus counsel file a revised opinion that opines on the tax consequences of the transaction, not the manner in which they are described in the prospectus. See Item 601(b)(8) of Regulatory S-K and for guidance, refer to Section III.C of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Company has filed with the Amendment a revised Cyprus counsel opinion that opines on the tax consequences of the transaction, not the manner in which they are described in the prospectus.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Keith Billotti
Keith Billotti

cc:	Lars Barstad Principal Executive Officer Frontline Ltd. Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda